FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of May 10, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc (LSE: SIG and NYSE: SIG)       Embargoed until 12.30 p.m. (BST)
                                                                     10 May 2007

            SIGNET'S FIRST QUARTER LIKE FOR LIKE SALES UP 3.1%

Signet Group plc (LSE: SIG and NYSE: SIG), the world's largest speciality retail jeweller, today announced its sales performance for the 13 weeks from 4 February to 5 May 2007.

Group like for like sales rose by 3.1% in the first quarter. Total sales were up by 10.9% on a reported basis to $814.3 million (13 weeks to 29 April 2006:
$734.3 million). At constant exchange rates the increase was 8.1% (see Note 1)
due to the weakening of the US dollar from $1.75/£1 to $1.96/£1. The breakdown of the sales performance was as follows:

                  Sales                      Change on Previous Year

             $m       % of Total      Reported     At Constant     Like for Like
                                                Exchange Rates

US         632.3            77.6        10.1%            10.1%         3.2%(a)
UK         182.0            22.4        13.9%             1.7%         2.6%(b)
GROUP      814.3           100.0        10.9%             8.1%         3.1%

(a) The underlying growth in US like for like sales in the quarter is estimated to have been 1.9% after adjusting for the adverse impact of weather disruption over Valentine's Day and the benefit from the timing of a promotional event at the start of the quarter. A promotional event at the end of the quarter connected with Mothers' Day is treated on a consistent basis in the like for like figures.

(b) Like for like sales: H.Samuel +1.9% and Ernest Jones +3.5%.

Terry Burman, Group Chief Executive, commented, "US like for like sales on an underlying basis were up 1.9%, reflecting a trading environment in the US that appears to have weakened somewhat. In the UK, like for like sales of 2.6%, strengthened a little from the fourth quarter, particularly in Ernest Jones."

Enquiries:  Terry Burman, Group Chief Executive     +44 (0) 20 7317 9700
            Walker Boyd, Group Finance Director     +44 (0) 20 7317 9700

            Tom Buchanan, Brunswick                 +44 (0) 20 7404 5959
            Pamela Small, Brunswick                 +44 (0) 20 7404 5959

Signet operated 1,910 speciality retail jewellery stores at 5 May 2007; these included 1,332 stores in the US, where the Group trades as "Kay Jewelers",
"Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 578 stores in the UK, where the Group trades as "H.Samuel",
"Ernest Jones" and "Leslie Davis". Further information on Signet is available at
www.signetgroupplc.com. See also www.kay.com, www.jared.com, www.hsamuel.co.uk and www.ernestjones.co.uk.

The first quarter earnings results for the 13 weeks ended 5 May 2007 are expected to be announced on Friday 8 June 2007 at 7.30 a.m. and a conference call on that day for all interested parties is expected to take place at 2.00
p.m. (BST).

European dial-in:                 +44 (0) 20 7138 0817
European replay until 12 June:    +44 (0) 20 7806 1970    Access code: 2437948#

US dial-in:                       +1 718 354 1171
US replay until 12 June:          +1 718 354 1112         Access code: 2437948#

Note 1 - Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as 'at constant exchange rates' throughout this release. The Group considers this to be a useful measure for analysing and explaining changes and trends in the Group's results. The impact of the re-calculation of sales at constant exchange rates, including a reconciliation to the Group's GAAP sales, is shown below.

                             13 weeks to  13 weeks to    Growth at       Impact of     At constant    Growth at
                                   5 May     29 April       actual   exchange rate  exchange rates     constant
                                    2007         2006     exchange        movement       (non-GAAP)    exchange
                                                             rates                                        rates
                                                                                                      (non-GAAP)
----------------------------------------------------------------------------------------------------------------
                                      $m           $m            %              $m              $m            %
----------------------------------------------------------------------------------------------------------------
Sales by origin and destination
UK, Channel Islands & Republic of
Ireland                            182.0        159.8             13.9          19.1           178.9        1.7
US                                 632.3        574.5             10.1             -           574.5       10.1
----------------------------------------------------------------------------------------------------------------
                                   814.3        734.3             10.9          19.1           753.4        8.1
----------------------------------------------------------------------------------------------------------------

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These
statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words
"expects," "intends," "anticipates," "estimates," "may," "forecast,"
"objective," "plan" or "target," and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group's business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the "Risk and Other Factors" section of the Company's 2006/07 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 4, 2007 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   May 10, 2007